NORDWAND ENTERPRIZE
P.O. Box 82811
Fairbanks, Alaska 99708 USA
907-474-0943 (voice & fax)

Consent of Author

Goldrich Mining Company
3412 Lincoln Drive
Spokane, Washington 99203

United States Securities and Exchange Commission

I, Jeffrey O. Keener, contract geologist and sole proprietor of NordWand Enterprize, authored the report "Letter of Recommendation for the Little Squaw Creek placer gold deposits" dated 1 October 2006 (the "Report"). The Report was produced solely by myself for Goldrich Mining Company (the "Company").

I hereby consent to the filing of the Report with the Registration Statement of the Company on Form 10K filed on or around March 30, 2010, and to the use of and references to the subject matter of the Report contained therein. I also consent to the use of my name in the 10K in regard to preparation of the Report.

Dated: March 8, 2010

J.O. Keener

Jeffrey O. Keener
Owner, NordWand Enterprize
B.S. AIPG MEM-0777
AKBL. #120375